[Northwestern Mutual Letterhead]

December 15, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Registrant:	Northwestern Mutual Variable Life Account II (“Registrant”)

Subject:	Form N-6 Reg. File No. 333-136308
Pre-Effective Amendment No. 1
Reg. File No. 811-21933
Amendment No. 5

Commissioners:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Registrant, through its depositor The Northwestern Mutual Life Insurance Company, and Northwestern Mutual Investment Services, LLC, its principal underwriter (“Principal Underwriter”), hereby respectfully request that the enclosed Pre-Effective Amendment be declared effective on December 22, 2006, or as soon as administratively possible thereafter.

The Registrant and Principal Underwriter, by their signatures below, affirm that they are aware of their respective responsibilities under the Act in connection with the public offering of the securities identified in the Pre-Effective Amendment.

Please address any questions or comments to Terry R. Young at 414-665-2092.

Very truly yours,

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

By:	THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ TERRY R. YOUNG
Terry R. Young
Assistant General Counsel and Assistant Secretary

NORTHWESTERN MUTUAL INVESTMENT SERVICES, LLC

By:	/s/ MARK J. BACKE
Mark J. Backe
Secretary